OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933
December 7, 2023
Via Edgar
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Stickel and Christian Windsor

Re:	OppFi Inc. Post-Effective Amendment No. 3 to Registration Statement on Form S-3 filed October 11, 2023 File No. 333-258698
Ladies and Gentlemen:
OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated October 30, 2023, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form S-3, filed with the Commission on October 11, 2023 (the “Registration Statement”).
The Company has publicly filed via EDGAR its Post-Effective Amendment No. 4 to Form S-1 on Form S-3 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff. In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.
Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed October 11, 2023
Prospectus Cover Page, page i

1.
We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that it appears some of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 6-8 of the Amended Registration Statement.

Division of Corporation Finance
December 7, 2023

General, page ii

2.	We note your disclosure in the Selling Securityholders section regarding the price each selling securityholder paid for the shares and warrants being registered for resale. Please also highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 5-7 of the Amended Registration Statement.

3.	We note that the projected revenues for 2022 were $656 million and for 2023 were $875 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and FG New America Acquisition Corp in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended 2022 were approximately $451 million, and for the six months ended June 30, 2023 were approximately $241 million. It appears that you missed your 2022 revenue projections and will miss your 2023 revenue projection. Please expand your disclosure to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment.
The Company’s revenues for 2022 were approximately $453 million, as presented in the Company’s audited financial statements included in its annual report on Form 10-K for the year ended December 31, 2022 (the “2023 10-K”), and the Company’s revenues for the nine months ended September 30, 2023 were approximately $376 million, as presented in its quarterly report on Form 10-Q for the quarter ended September 30, 2023 (the “Third Quarter 2023 10-Q”). The Company provided a financial outlook of between $500 million to $520 million of total revenue for 2023 on March 23, 2023, and reiterated this outlook on May 11, 2023, August 9, 2023 and November 9, 2023. In response to the Staff’s comment, the Company has added additional disclosure on page 1 of the Amended Registration Statement regarding the Company’s cash and liquidity position as of December 31, 2022 and September 30, 2023, as well as the risks associated with future capital requirement needs and liquidity, and a statement that the Company believes that its unrestricted cash, undrawn debt and funds from operating income will be sufficient to meet its liquidity needs for at least the next 12 months from the date of the prospectus. Additional information regarding the Company’s financial position, and risks to the Company’s business operations and liquidity, is included in the 2023 10-K and Third Quarter 2023 10-Q, which are incorporated by reference in the Amended Registration Statement.

Division of Corporation Finance
December 7, 2023

Prospectus Summary Our Company, page 1

4.	In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your disclosure to discuss your capital resources such that you address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 6 of the Amended Registration Statement and added a risk factor on pages 7-8 of the Amended Registration Statement regarding the possible effect of the offering on the Company’s ability to raise additional capital.

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that TGS Capital Group, LP, a beneficial owner of over 30% of your outstanding shares, and LTHS Capital Group LP, a beneficial owner of over 30% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Please also disclose here that such shares may be deemed beneficial owned by your CEO, Todd Schwartz, and director, Theodore Schwartz, respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1-2 and 7-8 of the Amended Registration Statement.
* * * *
The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.
Sidley Austin LLP